

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

December 13, 2010

Ronald L. Nelson
President and Chief Executive Officer
Avis Budget Car Rental, LLC
Avis Budget Finance, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

> **Re:** **Avis Budget Car Rental, LLC**
> **Avis Budget Finance, Inc.**
> **Form S-4**
> **Filed November 19, 2010**
> **File No. 333-170731**

Dear Mr. Nelson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

2. Please refer to the second-to-last sentence of the third-to-last paragraph on page two. We note the statement that "[w]e are not qualified to practice law in the State of Delaware." Such a qualification as to the jurisdiction of counsel's expertise is not appropriate. Please revise.

3. In the same sentence we note the statement that "our opinions herein regarding Delaware law are limited solely to our review of provisions of the General Corporation Law and the Limited Liability Company Act of the State of Delaware which we consider normally applicable to transactions of this type, without our having made any special investigation as to the applicability of another statute, law, rule or regulation." Please revise your legality opinion to indicate that the opinion opines upon Delaware law including all applicable statutory provisions and all applicable judicial decisions interpreting those laws.

4. Please delete the phrase on page three stating that the opinion "is not to be used, circulated, quoted or otherwise relied upon for any other purposes." Such limitation on reliance is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

Justin Dobbie
Special Counsel

cc: Joshua N. Korff, Esq.
        Fax: (212) 446-4900